UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Poniard Pharmaceuticals, Inc.

(Name of Issuer)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

732449301

(CUSIP Number)

Meenu Chhabra Chief Executive Officer Allozyne, Inc. 1600 Fairview Ave E., Suite 300 Seattle, WA 98102 (206) 518-5700	Stephen M. Graham Partner Fenwick & West LLP 1191 Second Avenue, 10th Floor Seattle, Washington 98101 (206) 389-4520

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 732449301	Page 1 of 10 Pages

1	NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Allozyne, Inc., I.R.S. Identification No. 91-1261311
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Washington
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER None
	8	SHARED VOTING POWER 19,462,655 shares of common stock[1]
	9	SOLE DISPOSITIVE POWER None
	10	SHARED DISPOSITIVE POWER None
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 19,462,655 shares of common stock[1]
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐ Not applicable
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5% of common stock[2]
14	TYPE OF REPORTING PERSON (See Instructions) CO

[1]

Represents 12,302,197 shares of outstanding issuer common stock, 4,205,409 shares of issuer common stock issuable upon exercise of outstanding options, and 2,955,049 shares of issuer common stock underlying restricted stock units held by shareholders of the issuer who entered into Shareholder Agreements (as defined in Item 3) dated June 22, 2011 with Allozyne, Inc. (“Allozyne”), obligating such shareholders to vote their shares in favor of adopting the Merger Agreement (as defined in Item 3 below) and related matters, and with respect to which such shareholders granted Allozyne an irrevocable proxy granting Allozyne the right to vote on their behalf in favor of such matters. Allozyne expressly disclaims beneficial ownership of any of the shares of issuer common stock subject to the Shareholder Agreements and irrevocable proxies.

[2]	Based on 59,859,271 shares of issuer common stock outstanding as of June 22, 2011, as represented by the issuer in the Merger Agreement (as defined in Item 3 below).

SCHEDULE 13D

Item 1.	Security and Issuer.

The class of equity securities to which this statement relates is common stock, par value $0.02 per share, of Poniard Pharmaceuticals, Inc., a Washington corporation (“Poniard”). According to Poniard’s most recent Quarterly Report on Form 10-Q for the period ended March 31, 2011, filed with the Securities and Exchange Commission on May 13, 2011, the principal executive offices of Poniard are located at 750 Battery Street, Suite 330, San Francisco, CA 94111.

Item 2.	Identity and Background.

(a) The name of the corporation filing this statement is Allozyne, Inc., a Washington Corporation (“Allozyne”).

(b) The address of Allozyne’s principal office is 1600 Fairview Ave E., Suite 300, Seattle, WA 98102.

(c) Allozyne is a biopharmaceutical company creating a pipeline of novel protein therapeutic product candidates to treat autoimmune diseases and cancer.

(d) Neither Allozyne nor, to Allozyne’s knowledge, any person named on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years.

(e) Neither Allozyne nor, to Allozyne’s knowledge, any person named on Schedule A attached hereto, during the last five years, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or state securities laws or finding any violation with respect to such laws.

(f) To Allozyne’s knowledge, each of the individuals identified on Schedule A attached hereto is a citizen of the United States.

Set forth on Schedule A is the name, principal occupation or employment, and the name, principal business and address of any corporation or other organization in which such employment is conducted, of each of the directors and executive officers of Allozyne, Inc. as of the date hereof.

Item 3.	Source and Amount of Funds or Other Consideration.

On June 22, 2011, Poniard entered into an Agreement and Plan of Merger and Reorganization (the “Merger Agreement”) with Allozyne and FV Acquisition Corp., a Delaware corporation and a wholly-owned subsidiary of Poniard (“Merger Sub”), which provides for the merger of Merger Sub with and into Allozyne (the “Merger”), with Allozyne surviving the Merger and becoming a wholly-owned subsidiary of Poniard. Upon the terms and subject to the conditions set forth in the Merger Agreement, at the effective time of the Merger, Poniard will issue shares of its common stock to Allozyne shareholders based on an exchange ratio to be determined prior to the closing of the Merger. Under the exchange ratio formula in the Merger Agreement, the former Allozyne shareholders are expected to own approximately 65% of the combined company, and the former Poniard shareholders are expected to own approximately 35% of the combined company, each on a fully diluted basis. The exact percentages will reflect Poniard’s and Allozyne’s respective net cash or net debt as well as any post-signing financing as of the closing of the Merger, as defined and calculated under the Merger Agreement. If the Merger is consummated, the combined company will be renamed Allozyne, Inc. and will be based in Seattle, Washington.

As an inducement for Allozyne to enter into the Merger Agreement and in consideration thereof, certain shareholders of Poniard identified on Schedule B attached hereto (each a “Shareholder” and, collectively, the “Shareholders”) entered into separate shareholder agreements and irrevocable proxies with Allozyne, dated June 22, 2011 (the “Shareholder Agreements”), whereby each Shareholder agreed (a) to refrain from transferring, or entering into an agreement or transaction to transfer, shares of Poniard common stock, except for certain share transfers permitted under the Shareholder Agreements, and (b) to vote all shares of Poniard common stock beneficially owned by the Shareholder or acquired by the Shareholder after the date of the Shareholder Agreements in favor of adopting the Merger Agreement and any matter that reasonably could be expected to facilitate the Merger, and with respect to which each Shareholder granted Allozyne an irrevocable proxy granting Allozyne the right to vote on their behalf in favor of such matters. Allozyne did not pay additional consideration to the Shareholders in exchange for the Shareholder Agreements.

References to, and descriptions of, the Merger, the Merger Agreement and the Shareholder Agreements throughout this Schedule 13D are qualified in their entirety by reference to the Merger Agreement included as Exhibit 1 to this Schedule 13D and the Form of Shareholder Agreement included as Exhibit 2 to this Schedule 13D, respectively. These agreements are incorporated into this Schedule 13D where such references and descriptions appear.

Item 4.	Purpose of Transaction.

(a) – (b) As described in Item 3 above, this Schedule 13D relates to the Shareholder Agreements between Allzoyne and the Shareholders and the related Merger and Merger Agreement.

If the conditions set forth in the Merger Agreement are satisfied or waived, Allozyne and Poniard shall cause the Merger to occur. Upon the consummation of the Merger, Merger Sub will merge with and into Allozyne with Allozyne to survive the Merger and become a wholly-owned subsidiary of Poniard. In addition, each Allozyne stock option granted under the Allozyne 2005 Stock Option Plan outstanding immediately prior to the effective time of the Merger and held by employees of Allozyne who remain employees of Allozyne, will be assumed and converted into a stock option with respect to Poniard common stock upon consummation of the Merger.

(c) Not applicable.

(d) The Merger Agreement provides that at the effective time of the Merger, the directors and officers of Allozyne shall become the directors and officers of Poniard, with two directors of Poniard to continue serving the board of directors of the combined company.

(e) Not applicable, except for such changes that would result from the Merger described in Item 3 above and in this Item 4.

(f) – (j) Not applicable.

Item 5.	Interest in Securities of the Issuer.

(a) – (b) As a result of the Shareholder Agreement, Allozyne may be deemed to be the beneficial owner of 19,462,655 shares of Poniard common stock (comprised of 12,302,197 shares of outstanding issuer common stock, 4,205,409 shares of issuer common stock issuable upon exercise of outstanding options, and 2,955,049 shares of issuer common stock underlying restricted stock units). This number of shares represents approximately 32.5% of the issued and outstanding shares of Poniard common stock based on the number of shares outstanding as of

June 22, 2011 (as represented by Poniard in the Merger Agreement). However, Allozyne does not control the voting of such shares with respect to matters other than as described in Item 3 above, and does not possess any other rights as a Poniard shareholder with respect to such shares. Allozyne disclaims any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by Allozyne as to the beneficial ownership of such shares.

To Allozyne’s knowledge, other than shares of Poniard common stock held by entities affiliated with MPM Capital, for which Michael Steinmetz serves as a managing director, no shares of Poniard common stock are beneficially owned by any of the persons identified in Schedule A attached hereto.

(c) To Allozyne’s knowledge, no transactions in Poniard common stock have been effected during the past sixty days by any person named pursuant to Item 2 above.

(d) To Allozyne’s knowledge, no person other than each Shareholder has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The terms of the Shareholder Agreements are described under Items 3 and 4(a)-(b) above. The Shareholder Agreements also apply to any shares of Poniard common stock acquired by the Shareholders after the date of the Shareholder Agreements, including by means of exercise of stock options or settlement of restricted stock units.

Item 7.	Materials to be Filed as Exhibits.

The following documents are incorporated by reference as exhibits:

Exhibit No.	Title

1	Agreement and Plan of Merger and Reorganization, dated June 22, 2011, by and among Allozyne, Inc., FV Acquisition Corp., and Poniard Pharmaceuticals, Inc., (incorporated by reference to Exhibit 2.1 of the Poniard Pharmaceuticals, Inc. Current Report on Form 8-K (File No. 000-16614) filed with the Commission on June 27, 2011).

2	Form of Allozyne Shareholder Agreement and Irrevocable Proxy and a schedule of signatories, dated June 22, 2011, by and between Allozyne, Inc. and certain shareholders of Poniard Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Poniard Pharmaceuticals, Inc. Current Report on Form 8-K (File No. 000-16614) filed with the Commission on June 27, 2011).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 1, 2011	Allozyne, Inc.

	By:	/s/ Meenu Chhabra
Meenu Chhabra Chief Executive Officer

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

Schedule A

Directors and Executive Officers of Allozyne, Inc.

The following table sets forth the name, business address and present principal occupation or employment of each director and executive officer of Allozyne, Inc. Except as indicated below, the business address of each person is c/o Allozyne, Inc., 1600 Fairview Ave E., Suite 300, Seattle, WA 98102.

BOARD OF DIRECTORS

Meenu Chhabra Chief Executive Officer Allozyne, Inc. 1600 Fairview Ave. E., Ste. 300 Seattle, WA 98102	Steven Gillis, Ph.D. Managing Director ARCH Venture Partners 1000 Second Ave., Ste. 3700 Seattle, WA 98104

Michael Steinmetz, Ph.D. Managing Director MPM Capital The John Hancock Tower 200 Clarendon Street, 544h Floor Boston, Massachusetts 02116	Carl Weissman Managing Director OVP Venture Partners 1010 Market St. Kirkland, WA 98033

David Tirrell Professor California Institute of Technology 1200 E. California Blvd. Pasadena, CA 91125

EXECUTIVE OFFICERS

Name	Title
Meenu Chhabra	President and Chief Executive Officer
Kenneth Grabstein	Chief Scientific Officer & Treasurer

Schedule B

SHAREHOLDERS PARTY TO SHAREHOLDER AGREEMENTS WITH ALLOZYNE

The following table sets forth the name of the Shareholders that entered into Shareholder Agreements with Allozyne in connection with the Merger Agreement and the aggregate number of shares beneficially owned by each Shareholder as of June 22, 2011. Except as indicated below, the business address of each Shareholder set forth on this Schedule B is c/o Poniard Pharmaceuticals, Inc., 750 Battery St., Ste. 330, San Francisco, CA 94111.

Shareholder Party to Shareholder Agreement	Shares Beneficially Owned and Subject to a Shareholder Agreement	Percent of Class (4)
Jackson, Michael K.(1)	445,761	0.7%
Kwok, Cheni(1)	551,022	0.9%
Perry, Michael S.(1)	1,174,630	2.0%
Wight, Anna L.(1)	724,790	1.2%
Basso, Robert S.(1)	137,289	0.2%
Craves, Fred(1)	381,921	0.6%
Dickson, E. Rolland(1)	226,139	0.4%
Goldfischer, Carl(1)	181,451	0.3%
Littauer, Robert M.(1)	168,120	0.3%
Lyons, Gary(1)	272,289	0.5%
Martell, Ronald(1)	2,389,580	4.0%
McMahon, Gerald(1)	1,578,272	2.6%
Simon, Nicholas J.(1)	125,622	0.2%
Stevens, David R.(1)	187,938	0.3%
Entities affiliated with MPM Capital(2)	6,363,249	10.6%
Entities affiliated with Bay City Capital Fund(3)	4,554,582	7.6%

Total	19,462,655	32.5%

(1)	Includes shares of issuer common stock subject to options held by the Shareholder that are exercisable within 60 days of June 22, 2011 or shares of issuer common stock issuable upon the settlement of vested restricted stock units or restricted stock units that will be vested within 60 days of June 22, 2011.
(2)	Consists of 93,953 shares held by MANAGEMENT INVESTORS 2005 BVIII LLC, 356,660 shares held by MPM BIOVENTURES III, L.P., 5,304,185 shares held by MPM BIOVENTURES III QP, L.P., 448,226 shares held by MPM BIOVENTURES III GMBH & CO. BETEILIGUNGS KG, and 160,225 shares held by MPM BIOVENTURES III PARALLEL FUND, L.P. The address for the entities affiliated with MPM Capital is The John Hancock Tower, 200 Clarendon St., 54th Floor, Boston, MA 02116.
(3)	Consists of 4,458,480 shares held by Bay City Capital Fund IV, L.P., and 96,102 shares held by Bay City Capital Fund IV Co-Investment Fund, L.P. The address for the entities affiliated with Bay City Capital Fund is 750 Battery St., Ste. 400, San Francisco, CA 94111.
(4)	Based on 59,859,271 shares of Poniard common stock outstanding as of June 22, 2011, as represented by Poniard in the Merger Agreement.

EXHIBIT INDEX

Exhibit No.	Title

1	Agreement and Plan of Merger and Reorganization, dated June 22, 2011, by and among Allozyne, Inc., FV Acquisition Corp., and Poniard Pharmaceuticals, Inc., (incorporated by reference to Exhibit 2.1 of the Poniard Pharmaceuticals, Inc. Current Report on Form 8-K (File No. 000-16614) filed with the Commission on June 27, 2011).

2	Form of Allozyne Shareholder Agreement and Irrevocable Proxy and a schedule of signatories, dated June 22, 2011, by and between Allozyne, Inc. and certain shareholders of Poniard Pharmaceuticals, Inc. (incorporated by reference to Exhibit 10.1 of the Poniard Pharmaceuticals, Inc. Current Report on Form 8-K (File No. 000-16614) filed with the Commission on June 27, 2011).